Filed by Diamond Walnut Growers, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Registration Statement File No.: 333-123574

On May 5, 2005, pursuant to the By-laws of Diamond Walnut Growers, Inc., the following statement of candidacy was mailed to Region II members of Diamond Walnut Growers, Inc. in connection with that region’s election of members of the Board of Directors of Diamond Walnut Growers, Inc.

STATEMENT OF CANDIDACY

Candidate: Robert L. Driver (Incumbent)

Location of Farming Activities: Modesto and Waterford — Stanislaus County

Acres of Walnuts Farmed: 243 acres

Involvement in Walnut Industry:
Director, Diamond Walnut Growers, Inc.
Member, California Walnut Commission
California Walnut Commission Export Committee
Juglans Crop Germplasm Committee, U.C. Davis I USDA ARS
Vice President & Managing Partner, Driver Farms, Inc.

Past and Present Boards and Committees Served on for Business Organizations:
Consultant to Dave Wilson Nursery (2002-present)
Owner, Driver Nursery, Inc. (1969-2002)
Past Chairperson, Deciduous Growers, California Association of Nurserymen
Past Chairperson, California Fruit Tree, Nut Tree and Grapevine Improvement Advisory Board, CDFA lAB
Past Vice Chairman, Salida Fire Protection District
Past Treasurer, Ripon Grace Brethren Church

Educational Background:
Modesto High School
Modesto Junior College
Harvard Agri-business Seminar

Statement of Office:
As a fourth generation walnut grower and nurseryman, I consider it a privilege to serve as a director for Diamond of California. I have been a strong advocate of the agricultural cooperative movement, and as a farmer, I understand the value of having a market for the crops that we grow.

This year Diamond will be 93 years old. Our cooperative was formed by walnut growers that were not satisfied in just being price takers, realizing that by banding together they could afford to receive, process, and market their crops, thereby eliminating middlemen and getting closer to the end customers — and, hopefully returning more profit to the growers.

Most of the time the model worked pretty well. But many of us remember the pain when it did not. Some of us nearly drowned in the mismanagement that occurred during the mid ‘80s. Then with different management, Diamond started coming back, and throughout the remainder of the ‘80s and through the late ‘90s we continued to make incremental improvement.

More recently our board and management team have implemented policies that have built our markets, introduced the Emerald snack nut business, and, most importantly to growers, eliminated and repaid all the retains. This has all been accomplished while strengthening our balance sheet and paying growers a competitive return on their walnut crops.

Finally, no organization can safely rest upon its history. The Diamond of today is not the same as our grandfathers’, and, if we are to enjoy the opportunities of the future we will not be afraid of change. The 2005 marketplace is very different than it was in 1912. Nut processing and information technologies continue to evolve. Consolidation within the food industry makes access to capital more important than ever. A national brand is priceless. Having two national brands is even better.

I believe that Diamond is now ready for the next level. I’m personally very excited about our future and I have enjoyed playing a part in our rebirth and visionary growth. Thank you again for your support.

ADDITIONAL INFORMATION ABOUT THE CONVERSION AND WHERE TO FIND IT

On May 3, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing an amended preliminary disclosure statement/prospectus regarding the conversion. We urge you to read this amended preliminary disclosure statement/prospectus and the definitive disclosure statement/prospectus when it becomes available and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.

Diamond Foods, Inc. and Diamond Walnut Growers, Inc., their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the conversion from the members of Diamond Walnut Growers, Inc. Information about the directors and officers of Diamond Foods, Inc. and Diamond Walnut Growers, Inc. and the interests they may have in the conversion is available in the amended preliminary disclosure statement/prospectus which is included in the registration statement filed by Diamond Foods, Inc. with the SEC on May 3, 2005.